Exhibit 99.2

Xunlei Announces Changes of Board of Directors

SHENZHEN, China, November 14, 2024 (GLOBE NEWSWIRE) -- Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that Mr. Ya Li has resigned from his role as the Company’s independent director for personal reasons, effective as of November 14, 2024. Followed by his resignation, the Board has appointed Mr. He Huang as an independent director of the Company effective as of November 14, 2024. Mr. Huang will also serve as a member of the compensation committee, the audit committee and the corporate governance and nominating committee.

Mr. Huang founded and has served as the chief executive officer of Beijing Duwo Technology Co., Ltd., an online education company operated under the brand name of Ipalfish, since 2015. He received a bachelor's degree in computer science and a master's degree in the same field from Beijing University of Technology in 2000 and 2003, respectively.

“I would like to extend my sincere gratitude and appreciation to Mr. Ya Li for his invaluable contributions and expertise to the Company. We are truly grateful for his unwavering commitment and the positive impact he has made during his tenure with us. I wish him continued success in all his future endeavors,” said Mr. Jinbo Li, Chief Executive Officer of Xunlei. “In addition, it is with great pleasure that we welcome Mr. He Huang as a new member of our Board. With his extensive background in corporate governance and management, we are confident that he will bring fresh perspectives and valuable insights to further enhance our strategic decision-making processes. We eagerly anticipate working closely with Mr. He Huang as we strive towards creating long-term value for our shareholders.”

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotes in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com